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                           October 23, 2023

       Jack Stover
       Chief Executive Officer
       NorthView Acquisition Corporation
       207 West 25th St, 9th Floor
       New York, NY 10001

                                                        Re: NorthView
Acquisition Corporation
                                                            Amendment No. 4 to
Registration Statement on Form S-4
                                                            Filed October 6,
2023
                                                            File No. 333-269417

       Dear Jack Stover:

            We have reviewed your amended registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 25, 2023 letter.

       Amendment No. 4 to Registration Statement on Form S-4 Filed October 6,
2023

       Updated Projections, page 122

   1. We note your response to comment 5. We note your disclosures regarding the assumed impact of various
collaborations and partnerships on projected revenue amounts for
                                                        Lumee Glucose. In a
similar manner, please also address the assumed impact
                                                        of collaborations and
partnerships disclosed on the projected revenue amounts of Lumee
                                                        Oxygen.
   2. We note your response to comment 6 and have the following additional comments regarding the first
tabular presentation on page 123:

                                                              There appear to
be many computational errors in your determination of Net Loss and
                                                            Comprehensive Loss
and EBITDA. Please advise or revise your table accordingly;
 Jack Stover
NorthView Acquisition Corporation
October 23, 2023
Page 2
                Explain why the interest expense/(income), net amounts and the income tax expense/(benefit) amounts presented in the determination of Net Loss do not agree to the adjustments presented to arrive at EBITDA;

                Explain why you do not present Total Operating Expense for 2023; and

                Explain why you present Net Loss and Comprehensive Income rather Net Loss.
3. We have the following comments on your Non-GAAP Financial Measures tabular presentation:

                We note your determination of Net Cash Flow on the bottom of page 123 assumes no capital expenditures. Please expand your disclosures to provide support for this assumption; and

                We note that you do not present any depreciation & amortization in your calculation of EBITDA. Reconcile this to the first table on page 123 which reflects depreciation and amortization amounts.
Revenue Assumptions, page 124

4. We note your revised disclosure in response to comment 3, including that additional key assumptions include:

                "The Lumee Glucose growth rate from 2025 through 2028 is equal to 719%, 126%,
              60%, 60% and the average penetration rate across all indications and markets in 2028 equal to 0.86%;" and

                "The Lumee Oxygen growth rates per year 2024 through 2028 to 883%, 247%, 86%,
              71%, 46% and the average penetration rate across all indications and markets in 2028 is equal to 1.86%."

         Please clarify the bases for your assumptions of the growth rates for Lumee Glucose and
         Lumee Oxygen, particularly that the growth rate for Lumee Glucose in 2025 will be equal to 719% and the growth rate for Lumee Oxygen in 2024 will be 883%, given your operating history. Please also briefly describe how management determined these growth rates to be reasonable.
5. We note your disclosure throughout your "Updated Projections" section that certain
FirstName LastNameJack Stover
       estimates and assumptions are based on, among other things, third-party estimates in
Comapany    NameNorthView
       published               Acquisition
                  literature. Where        Corporation
                                     appropriate throughout this section,
please provide citations
       to relevant sources
October 23, 2023 Page 2     for your estimates and assumptions.
FirstName LastName
 Jack Stover
FirstName
NorthViewLastNameJack     Stover
            Acquisition Corporation
Comapany
October 23,NameNorthView
            2023             Acquisition Corporation
October
Page 3 23, 2023 Page 3
FirstName LastName
       Please contact Nudrat Salik at 202-551-3692 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Katherine Bagley at 202-551-2545 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Ralph V. De Martino, Esq.